UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Index Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share

Class B ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

16954W101**

(CUSIP Number)

Tianquan Mo

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8661

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares of the Issuer, evidenced by American Depositary Receipts, each representing one of one Class A ordinary share. No CUSIP has been assigned to the Class A Ordinary Shares or Class B Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954W101

1.	Names of Reporting Persons. Tianquan Mo
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,422,668 Class A Ordinary Shares 21,996,620 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,422,668 Class A Ordinary Shares 21,996,620 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,422,668 Class A Ordinary Shares 21,996,620 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9% of the Class A Ordinary Shares 93.0% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares actually issued and outstanding of the Issuer as of June 11, 2019.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Media Partner Technology Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,177,522 Class A Ordinary Shares 9,514,610 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,177,522 Class A Ordinary Shares 9,514,610 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,177,522 Class A Ordinary Shares 9,514,610 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% of the Class A Ordinary Shares 40.3% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares actually issued and outstanding of the Issuer as of June 11, 2019.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Next Decade Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,723,501 Class A Ordinary Shares 11,359,284 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,723,501 Class A Ordinary Shares 11,359,284 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,723,501 Class A Ordinary Shares 11,359,284 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4% of the Class A Ordinary Shares 48.1% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares actually issued and outstanding of the Issuer as of June 11, 2019.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Karistone Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,613 Class A Ordinary Shares 974,658 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,613 Class A Ordinary Shares 974,658 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,613 Class A Ordinary Shares 974,658 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.03% of the Class A Ordinary Shares 4.1% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares actually issued and outstanding of the Issuer as of June 11, 2019.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Ateefa Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 980,629 Class A Ordinary Shares 49,799 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 980,629 Class A Ordinary Shares 49,799 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 980,629 Class A Ordinary Shares 49,799 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4% of the Class A Ordinary Shares 0.2% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares actually issued and outstanding of the Issuer as of June 11, 2019.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Safari Group Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,502,248 Class A Ordinary Shares 177,855 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,502,248 Class A Ordinary Shares 177,855 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,502,248 Class A Ordinary Shares 177,855 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8% of the Class A Ordinary Shares 0.8% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares actually issued and outstanding of the Issuer as of June 11, 2019.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Deanhale Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,508,233 Class A Ordinary Shares 76,593 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,508,233 Class A Ordinary Shares 76,593 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,508,233 Class A Ordinary Shares 76,593 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1% of the Class A Ordinary Shares 0.3% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares actually issued and outstanding of the Issuer as of June 11, 2019.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Fang Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,345,876 Class A Ordinary Shares 5,000,000 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,345,876 Class A Ordinary Shares 5,000,000 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,345,876 Class A Ordinary Shares 5,000,000 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.2% of the Class A Ordinary Shares 21.2% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A Ordinary Shares and 23,636,706 Class B Ordinary Shares actually issued and outstanding of the Issuer as of June 11, 2019.

CUSIP No. 16954W101

1.	Names of Reporting Persons. Open Land Holdingss Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,170 Class A Ordinary Shares 21,675 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,170 Class A Ordinary Shares 21,675 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,170 Class A Ordinary Shares 21,675 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.01% of the Class A Ordinary Shares 0.09% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

The percentage of the class of securities beneficially owned by each reporting person is calculated based on (i) 72,475,630 Class A ordinary shares and 23,636,706 Class B ordinary shares actually issued and outstanding of the Issuer as of June 11, 2019.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule”) is being filed by the Reporting Persons (as defined in Item 2 below) and relates to Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”) of China Index Holdings Limited, an exempted company with limited liability registered under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the NASDAQ Global Market under the symbol “CIH.” As used in this Schedule 13D, the term “Ordinary Shares” includes Class A Ordinary Shares and Class B Ordinary Shares.

Certain information contained in this Schedule relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule that does not expressly pertain to a Reporting Person.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Act”). The members of the group are:

1)       Tianquan Mo, a PRC citizen and the founder and the Chairman of the board of directors of the Issuer (“Mr. Mo”);

2)       Media Partner Technology Limited (“Media Partner”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding, and all of the shares of Media Partner are held in The MC Trust, for which Deutsche Bank International Trust Co. (Cayman) Limited serves as trustee. Mr. Mo’s wife is the sole director of Media Partner;

3)       Next Decade Investments Limited (“Next Decade”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding, and all of the shares of Next Decade are held in KM & KM Trust, for which Credit Suisse Trust Limited serves as trustee. Mr. Mo’s wife is the sole director of Next Decade;

4)       Karistone Limited (“Karistone”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; as of the date hereof, Karistone is wholly owned by Mr. Mo;

5)       Ateefa Limited (“Ateefa”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; as of the date hereof, Ateefa is wholly owned by Mr. Mo;

6)       Safari Group Holdings Limited (“Safari”), an exempted company incorporated with limited liability under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding; As of the date hereof, Safari is owned as to 72.0% by Safari Parent Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, whose registered office is at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands (“Safari Parent”) and as to 28.0% by Ateefa. Safari Parent is affiliated with the Carlyle Group.

7)       Deanhale Limited (“Deanhale”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding; as of the date hereof, Deanhale is wholly owned by Mr. Mo; and

8)       Fang Holdings Limited (“Fang”), an exempted company incorporated under the laws of the Cayman Islands with limited liability, with its registered office is at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands, and its principal business address at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, 100070, PRC. Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Please refer to the Form 20-F filed by Fang on May 14, 2019 for its shareholding information. Mr. Mo is the Chairman of the board of directors of Fang.

9) Open Land Holdings Limited (the “Open Land”), a company limited by shares incorporated under the Laws of Hong Kong, whose register office is at Room 1901, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong. As of December 26, 2019, Open Land has purchased 152,800 Class A ordinary shares of Fang, and as of December 31, 2019, Open Land has purchased 263,856 Class A ordinary shares of Fang.

As of the date hereof, Fang was owned as to 1.5% by Deanhale, as to 1.0% by Karistone, as to 3.6% by Safari, as to 13.2% by Media Partner and as to 15.0% by Next Decade.

IDG Alternative Global Limited (“IDG Alternative”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding.  As of the date hereof, Fang repurchased its Convertible Notes issued to IDG Alternative.

Safari Group CB Holdings Limited (“Safari CB”) is an exempted company incorporated with limited liability under the laws of the Cayman Islands, with its registered office at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and its principal business in investment holding. As of the date hereof, Fang repurchased its Convertible Notes issued to Safari CB.

The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof is set forth on Schedule A.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

On December 24, 2019, Fang (the “Buyer”) entered into a purchase and sales agreement (the “Purchase and Sales Agreement”) with Next Decade and Media Partner (collectively with Next Decade, the “Sellers”) to purchase up to 15 million Ordinary Shares (primarily consisting of Class B Ordinary Shares) beneficially owned by the Sellers.

On December 27, 2019, Fang purchased in aggregate 5 million Class B Ordinary Shares from the Sellers, among which, 2.5 million Class B Ordinary Shares from Next Decade and 2.5 million Class B Ordinary Shares from Media Partner. Fang obtained the funds to purchase the Class B Ordinary Shares from its working capital.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and replaced with the following:

Fang acquired the Class A Ordinary Shares and Class B Ordinary Shares reported herein for investment purposes. The Reporting Persons may, from time to time, make additional purchases or sales of Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Ordinary Shares and the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Ordinary Shares and the ADSs.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced with the following:

(a) As of the date hereof, Media Partner (i) is the record holder of 510,995 Class A Ordinary Shares, evidenced by ADSs, and certain employee stock options (exercisable within 60 days of the date hereof), which options entitle Media Partner to acquire an additional 1,357,357 Class A Ordinary Shares, and as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 309,170 Class A Ordinary Shares, representing 3.0% of the issued and outstanding Class A Ordinary Shares; and (ii) is the record holder of 8,855,645 Class B Ordinary Shares, and as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 658,965 Class B Ordinary Shares, representing 40.3% of the issued and outstanding Class B Ordinary Shares Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights as noted above and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

As of the date hereof, Next Decade (i) is the record holder of 14,177 Class A Ordinary Shares, evidenced by ADSs, and certain employee stock options (exercisable within 60 days of the date hereof), which options entitle Media Partner to acquire an additional 1,357,356 Class A Ordinary Shares, and as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 351,968 Class A Ordinary Shares, representing 2.4% of issued and outstanding Class A Ordinary Shares; and (ii) is the record holder of 8,854,600 Class B Ordinary Shares, and certain employee stock options (exercisable within 60 days of the date hereof), which options entitle Next Decade to acquire an additional 1,754,500 Class B Ordinary Shares, and as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 750,184 Class B Ordinary Shares, representing 48.1% of issued and outstanding Class B Ordinary Shares. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights as noted above and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

As of the date hereof, Karistone (i) as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 22,613 Class A Ordinary Shares, representing 0.03% of issued and outstanding Class A Ordinary Shares, (ii) is the record holder of 926,461 Class B Ordinary Shares, and as a shareholder of Fang, may be deemedto share voting and dispositive power with respect to and have beneficial ownership of 48,197 Class B Ordinary Shares, representing 4.1% of issued and outstanding Class B Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Share are identical, except with respect to conversion rights as noted above and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

As of the date hereof, Safari (i) is the record holder of 3,418,803 Class A Ordinary Shares, and Safari as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 83,445 Class A Ordinary Shares, representing 4.8% of issued and outstanding Class A Ordinary Shares, ( ii) Safari, as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 177,855 Class B Ordinary Shares, representing 0.8% of issued and outstanding Class B Ordinary Shares. Mr. Mo, through Ateefa as a shareholder of Safari, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 980,629 Class A Ordinary Shares of the Issuer, representing 1.4% of issued and outstanding Class A Ordinary Shares, and 49,799 Class B Ordinary Shares of the Issuer, representing 0.2% of issued and outstanding Class B Ordinary Shares.

As of the date hereof, Fang is the record holder of 2,345,876 Class A Ordinary Shares, representing 3.2% of the issued and outstanding Class A Ordinary Shares, and 5,000,000 Class B Ordinary Shares, representing 21.2% of the issued and outstanding Class B Ordinary Shares.

As of the date hereof, Deanhale (i) is the record holder of 1,472,298 Class A Ordinary Shares, and as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 35,935 Class A Ordinary Shares, representing 2.1% of issued and outstanding Class A Ordinary Shares; and (ii) as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 76,593 Class B Ordinary Shares, representing 0.3% of issued and outstanding Class B Ordinary Shares.

As of the date hereof, Open Land(i) as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 10,107 Class A Ordinary Shares, representing 0.01% of issued and outstanding Class A Ordinary Shares. (ii) as a shareholder of Fang, may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 21,675 Class B Ordinary Shares, representing 0.09% of issued and outstanding Class B Ordinary Shares.

(b) See Items 7 through 10 of the cover pages to this Schedule for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and replaced with the following:

The information set forth in or incorporated by reference in Item 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Item 7 hereby amended and supplemented by amending Exhibit 99.1 and inserting the following to the end thereof:

Exhibit 99.1	Joint Filing Agreement dated January 7, 2020 by the Reporting Persons
Exhibit 99.6	Purchase and Sales Agreement dated December 24, 2019 between the Buyer and the Sellers

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2020

TIANQUAN MO

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo

MEDIA PARTNER TECHNOLOGY LIMITED

By:	/s/ Jing Cao
	Name:	Jing Cao
	Title:	Director

NEXT DECADE INVESTMENTS LIMITED

By:	/s/ Jing Cao
	Name:	Jing Cao
	Title:	Director

KARISTONE LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

ATEEFA LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

SAFARI GROUP HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

DEANHALE LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

FANG HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

OPEN LAND HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

Schedule A

Name	Present Principal Occupation or Employment and Business Address

Tianquan Mo (PRC citizen)	Chairman of China Index Holdings Limited, Director of Ateefa Limited, Director of Deanhale Limited, Director of Karistone Limited, Director of Safari Group Holdings Limited, Chairman of Fang Holdings Limited, and Director of Open Land Holdings Limited, Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, PRC

Jing Cao (U.S. citizen)	Director of Media Partner and Next Decade, and Director of Open Land Holdings Limited, c/o P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Wayne James William Bannon (U.K. citizen)	Managing Director (Legal – Global Investments) of the Carlyle Group, Director of Safari Group Holdings Limited, c/o the Carlyle Group, Suite 2801, 28th Floor, Two Pacific Place, 88 Queensway, Hong Kong